

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

July 18, 2016

Via E-mail
Gene S. Cartwright, Ph.D.
President and Chief Executive Officer
Guided Therapeutics, Inc.
5835 Peachtree Corners East, Suite D
Norcross, GA 30092

> **Re:** **Guided Therapeutics, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed July 7, 2016**
> **File No. 000-22179**

Dear Dr. Cartwright:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 29, 2016 letter.

Section 16(a) Beneficial Ownership Reporting Compliance, page 3

1.   Please revise your disclosure in this section given your response to prior comment 3.

Share Ownership, page 3

2.   We note the classes of securities mentioned in Exhibit A of your letter to us dated July 7, 2016. Please provide the information required by Regulation S-K Item 403 for each class of your voting and equity securities in the tabular form required by that Item.

3.   Please provide us your analysis supporting your conclusion that applicable rules permit you to omit the securities underlying the convertible debt mentioned in your July 7, 2016 letter to us from the October 2015 beneficial ownership information in that letter. Also tell us the balance of any convertible debt currently outstanding.

4.   Please tell us how Exhibit A in your letter to us dated July 7, 2016 reflects the automatic downward adjustment to 80% of the then-current market price 15 days after the reverse split as mentioned in your June 30, 2015 Form 8-K. Also tell us whether any of your currently outstanding securities contain provisions triggered by a reverse split that could adjust the security in a manner that is disproportionate to the split ratio.

Proposal 2, page 6

5.   Please reconcile Exhibit A in your letter to us dated July 7, 2016 with the disclosure in this proxy required by Regulation S-K Item 404. Ensure that your disclosure clearly describes each transaction required to be disclosed by that Item, including a clear description of any benefit to the related party and the extent of any increase in security ownership resulting from the transaction.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please contact Caleb French at (202) 551-6947 or me at (202) 551-3617 with any questions.

                                                Sincerely,

                                                /s/ Russell Mancuso

                                                Russell Mancuso
                                                Branch Chief
                                                Office of Electronics and Machinery

cc: Heith D. Rodman
        Jones Day